UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                           Dated as of March 10, 2003



                               NETIA HOLDINGS S.A.
 -------------------------------------------------------------------------------
                (Translation of registrant's name into English)



                                 UL. POLECZKI 13
                              02-822 WARSAW, POLAND

     ---------------------------------------------------------------------------
                    (Address of principal executive office)







[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes |_| No |X|

                                EXPLANATORY NOTE

Attached are the following items:

1. Press Release, dated February 25, 2003.

2. Press Release, dated February 28, 2003.

3. Press Release, dated March 7, 2003.

4. Press Release, dated March 7, 2003.

This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 9, 2001 (File No. 333-13480).

FOR IMMEDIATE RELEASE
---------------------


                                     Contact:       Anna Kuchnio (IR)
                                                    +48-22-330-2061
                                                    Jolanta Ciesielska (Media)
                                                    +48-22-330-2407
                                                    Netia
                                                    - or -
                                                    Mark Walter
                                                    Taylor Rafferty, London
                                                    +44-(0)20-7936-0400
                                                    - or -
                                                    Abbas Qasim
                                                    Taylor Rafferty, New York
                                                    212-889-4350


CHANGES WITHIN NETIA'S MANAGEMENT BOARD
---------------------------------------

WARSAW, Poland - February 25, 2003 - Netia Holdings S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, announced today that Mr. Mariusz Chmielewski resigned from his position as a member of Netia's Management Board effective February 28, 2003.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 6, 2002, its Current Report on Form 6-K filed with the Commission on November 18, 2002 , its Current Report on Form 6-K filed with the



                                     -more-

Commission on November 21, 2002, its Current Reports on Form 6-K filed with the Commission on December 3, 2002, its Current Reports on Form 6-K filed with the Commission on December 10, 2002, its Current Report on Form 6-K filed with the Commission on December 23, 2002, its Current Report on Form 6-K filed with the Commission on January 8, 2003, its Current Report on Form 6-K filed with the Commission on January 16, 2003, its Current Report on Form 6-K filed with the Commission on January 29, 2003, its Current Report on Form 6-K filed with the Commission on February 3, 2003, its Current Report on Form 6-K filed with the Commission on February 13, 2003 and its Current Report on Form 6-K filed with the Commission on February 14, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.


                                      # # #

FOR IMMEDIATE RELEASE
---------------------


                                    Contact:       Anna Kuchnio (IR)
                                                   +48-22-330-2061
                                                   Jolanta Ciesielska (Media)
                                                   +48-22-330-2407
                                                   Netia
                                                   - or -
                                                   Mark Walter
                                                   Taylor Rafferty, London
                                                   +44-(0)20-7936-0400
                                                   - or -
                                                   Abbas Qasim
                                                   Taylor Rafferty, New York
                                                   212-889-4350


REGISTRATION OF AMENDMENTS TO NETIA'S STATUTE
---------------------------------------------

WARSAW, Poland - February 28, 2003 - Netia Holdings S.A. ("Netia") (WSE: NET,
NET2), Poland's largest alternative provider of fixed-line telecommunications services, announced today that on February 27, 2003, Netia received an order of the Polish court registering the amendments to Netia's Statute adopted by the Extraordinary General Meeting of Shareholders on January 15, 2003.

Changes to the composition of Netia's supervisory board made on January 14, 2003 and on January 15, 2003 became effective as of the date of registration of amendments to Netia's Statute. The following persons were dismissed as members of the supervisory board as of February 20, 2003: Przemyslaw Jaronski, Jan Henrik Ahrnell, Hans Tuvehjelm. Currently Netia's supervisory board is composed of the following seven members: Nicholas N. Cournoyer (Chairman of the Supervisory Board), Jaros(3)aw Bauc, Morgan Ekberg, Richard James Moon, Andrzej Radziminski, Ewa Maria Robertson and Andrzej Michal Wiercinski.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the





                                     -more-

 Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 6, 2002, its Current Report on Form 6-K filed with the Commission on November 18, 2002 , its Current Report on Form 6-K filed with the Commission on November 21, 2002, its Current Reports on Form 6-K filed with the Commission on December 3, 2002, its Current Reports on Form 6-K filed with the Commission on December 10, 2002, its Current Report on Form 6-K filed with the Commission on December 23, 2002, its Current Report on Form 6-K filed with the Commission on January 8, 2003, its Current Report on Form 6-K filed with the Commission on January 16, 2003, its Current Report on Form 6-K filed with the Commission on January 29, 2003, its Current Report on Form 6-K filed with the Commission on February 3, 2003, its Current Report on Form 6-K filed with the Commission on February 13, 2003, its Current Report on Form 6-K filed with the Commission on February 14, 2003 and its Current Report on Form 6-K filed with the Commission on February 25, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.


                                      # # #

FOR IMMEDIATE RELEASE
---------------------


                                      Contact:       Anna Kuchnio (IR)
                                                     +48-22-330-2061
                                                     Jolanta Ciesielska (Media)
                                                     +48-22-330-2407
                                                     Netia
                                                     - or -
                                                     Mark Walter
                                                     Taylor Rafferty, London
                                                     +44-(0)20-7936-0400
                                                     - or -
                                                     Abbas Qasim
                                                     Taylor Rafferty, New York
                                                     212-889-4350


NETIA SELECTS ITS AUDITOR FOR 2003
----------------------------------

WARSAW, Poland - March 7, 2003 - Netia Holdings S.A. ("Netia") (WSE: NET, NET2), Poland's largest alternative provider of fixed-line telecommunications services, announced today that in accordance with the relevant regulations of Polish law, Netia's supervisory board selected on March 6, 2003 PricewaterhouseCoopers Sp. z o.o. with its seat in Warsaw at Aleja Armii Ludowej 14 as its auditor for 2003 and directed PricewaterhouseCoopers Sp. z o.o. to audit Netia's stand-alone and consolidated financial statements for 2003.

PricewaterhouseCoopers Sp. z o.o. is listed on the Polish National Auditors' Council's list of entities authorized to audit financial statements under number
144. Netia previously engaged PricewaterhouseCoopers Sp. z o.o. in connection with (i) auditing Netia's stand-alone and consolidated financial statements for previous financial years, (ii) obtaining tax advice, (iii) obtaining consulting advice with respect to Netia's billing systems and (iv) preparation of Netia's prospectuses in 2000 and 2002.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the





                                     -more-

Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 6, 2002, its Current Report on Form 6-K filed with the Commission on November 18, 2002 , its Current Report on Form 6-K filed with the Commission on November 21, 2002, its Current Reports on Form 6-K filed with the Commission on December 3, 2002, its Current Reports on Form 6-K filed with the Commission on December 10, 2002, its Current Report on Form 6-K filed with the Commission on December 23, 2002, its Current Report on Form 6-K filed with the Commission on January 8, 2003, its Current Report on Form 6-K filed with the Commission on January 16, 2003, its Current Report on Form 6-K filed with the Commission on January 29, 2003, its Current Report on Form 6-K filed with the Commission on February 3, 2003, its Current Report on Form 6-K filed with the Commission on February 13, 2003, its Current Report on Form 6-K filed with the Commission on February 14, 2003 and its Current Report on Form 6-K filed with the Commission on February 25, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.


                                      # # #

FOR IMMEDIATE RELEASE
---------------------


                                  Contact:       Anna Kuchnio (IR)
                                                 +48-22-330-2061
                                                 Jolanta Ciesielska (Media)
                                                 +48-22-330-2407
                                                 Netia
                                                 - or -
                                                 Mark Walter
                                                 Taylor Rafferty, London
                                                 +44-(0)20-7936-0400
                                                 - or -
                                                 Abbas Qasim
                                                 Taylor Rafferty, New York
                                                 212-889-4350


CHANGES WITHIN NETIA'S MANAGEMENT BOARD
---------------------------------------

WARSAW, Poland - March 7, 2003 - Netia Holdings S.A. ("Netia") (WSE: NET, NET2), Poland's largest alternative provider of fixed-line telecommunications services, announced today that Ms. Ewa Don-Siemion and Mr. Avraham Hochman resigned from their positions as members of Netia's management board effective March 6, 2003. Management board of Netia Holdings S.A. thanked Ms. Ewa Don-Siemion and Mr. Avraham Hochman for their major contributions to the management of the Company and its external legal and financial affairs, especially during the difficult restructuring process.

At the same time, Netia's supervisory board appointed Mr. Zbigniew Lapinski as member of the management board holding the position of temporary Chief Financial Officer, effective March 6, 2003.

Zbigniew Lapinski graduated from the Warsaw School of Economics with a master's degree in economics. He joined Netia in 2001. From 2001 Mr. Lapinski held the position of Netia's deputy Chief Financial Officer and worked, among others, on the financial restructuring of Netia. Prior to joining Netia, Mr. Lapinski worked at the United Nations Industrial Development Organisation and for five years pursed a career in investment banking working for Deutsche Bank and Creditanstalt.




                                     -more-

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 6, 2002, its Current Report on Form 6-K filed with the Commission on November 18, 2002 , its Current Report on Form 6-K filed with the Commission on November 21, 2002, its Current Reports on Form 6-K filed with the Commission on December 3, 2002, its Current Reports on Form 6-K filed with the Commission on December 10, 2002, its Current Report on Form 6-K filed with the Commission on December 23, 2002, its Current Report on Form 6-K filed with the Commission on January 8, 2003, its Current Report on Form 6-K filed with the Commission on January 16, 2003, its Current Report on Form 6-K filed with the Commission on January 29, 2003, its Current Report on Form 6-K filed with the Commission on February 3, 2003, its Current Report on Form 6-K filed with the Commission on February 13, 2003, its Current Report on Form 6-K filed with the Commission on February 14, 2003 and its Current Report on Form 6-K filed with the Commission on February 25, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.


                                      # # #

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      Date:  March 10, 2003



                                      NETIA HOLDINGS S.A.



                                      By: /s/ WOJCIECH MADALSKI
                                          --------------------------------------
                                          Name: Wojciech Madalski
                                          Title: Chief Executive Officer




                                      By: /s/ ZBIGNIEW LAPINSKI
                                          --------------------------------------
                                          Name: Zbigniew Lapinski
                                          Title: Acting Chief Financial Officer